

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

<u>Via E-Mail</u>
Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317

> **Re: Consol Energy Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **File No. 001-14901**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Marketing and Sales, page 17</u>

1.   We note your agreement with Xcoal which will provide you with increased access to the "growing Asian markets." Please file that agreement as an exhibit.

<u>Marcellus Shale</u>

<u>Other Gas, page 21</u>

2.   We note your use of hydraulic fracturing in several locations. Please tell us, with a view toward disclosure:
   • the percentage of your services involved in fracking; and
   • the anticipated costs and funding associated with fracking activities; and

Please also tell us whether you:

- have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;
- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;
- evaluate the environmental impact of additives to the frac fluid; and
- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water. In this regard, we note your reference to VaporFrac.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

3. We note your fourth-quarter 2010 earnings conference call on January 27, 2011 in which you in which you indicated that you "expect to produce between 59 million and 61 million tons of coal in 2011" and that "[for] the first quarter [you] are essentially sold out and expect to produce between 15.5 million an 16 million tons." This would appear to have been a known trend and uncertainty. Tell us what consideration you gave to including that information in your Form 10-K. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 108

4. We note that also indicated your anticipated capital expenditures for 2011 in the January 27th earnings call. We are unable to locate that information in your Form 10-K. Please advise or revise.

Contractual Obligations, page 112

5. We note that your chief operating officer discussed expectations with respect to 2011 capital expenditures and indicated key areas of allocation during the January 27, 2011 earnings call. We also note your disclosure on page 21 that your "primary 2011 gas objective is to delineate the newly acquired Marcellus Shale acreage in central Pennsylvania and northern West.Virginia." Please tell us whether you have entered into any firm commitments for your planned 2011 capital expenditures, and clarify whether such amounts are included in your table of contractual obligations. As part of your response, please tell us how you considered discussing in further detail in your filing the specifics of your planned 2011 capital expenditure budget allocation in a manner similar to the discussion in your January 27, 2011 earnings call.

Note 1 Significant Accounting Policies, page 122

Property, Plant and Equipment, page 123

6.   We note your disclosure on page 80 that "The CBM unit-of-production rate used to
        calculate depreciation in the current year is generally calculated using the net book value
        of assets divided by either proved or proved developed reserves at the previous year end."
        Please clarify your related accounting policy to distinguish which assets are divided by
        proved reserves and which assets are divided by proved developed reserves. In addition,
        tell us and disclose if your policy for calculating depreciation, depletion and amortization
        for your conventional properties is similar to that of your coalbed methane properties.

7.   We note your disclosure on page 5 that you produce coalbed methane gas from your coal
        properties in the Northern and the Central Appalachian basin.   Please tell us and disclose
        how you determine whether a specific activity that benefits both your coal and gas
        business is deemed a gas activity or mining activity.   If applicable, tell us and disclose
        how you allocate the related costs between your coal and gas businesses to the extent that
        a gas activity benefits your coal business or a mining activity benefits your gas business.
        In doing so, please provide a separate discussion for each stage (i.e. exploration,
        development, and production) of your gas fields and of your mines.

Note 24 Commitments and Contingent Liabilities, page 161

8.   We note your disclosure that it is reasonably possible that the ultimate liabilities in the
        future with respect to these lawsuits and claims, individually and in the aggregate, may be
        material to the financial position, results of operations or cash flows of Consol Energy.
        Please explain to us how this statement satisfies the requirements of ASC 450-20-50-3
        through 8 if there is at least a reasonable possibility that a material loss could occur. If a
        material outcome on your legal contingencies is reasonably possible, please disclose the
        amount or range of reasonably possible losses or that the amount cannot be estimated.

Engineering Comments

Coal Operations page 7

9.   Please separate your proven reserves and probable reserves. If you are unable to separate
        your proven reserves and probable reserves, please explain to us why you are unable to
        do so.

Coal Reserves page 9

10.   We note your disclosure explaining that reserves are the portion of the proven and
        probable tonnage that meet CONSOL Energy's economic criteria regarding mining
        height, preparation plant recovery, depth of overburden and stripping ratio. In addition
        you state your reserves generally would be commercially minable at year-end price and

cost levels. With a view towards disclosure, please tell us the pricing and cost assumptions for each of your mines that you use to establish that a reserve is economic at the time of determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265 with any other questions.


Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director
